Filed by Aberdeen Funds (Commission File No. 333-256250)

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Aberdeen Investment Funds (Commission File No. 811-06652)

MUTUAL FUND SERVICES

IMPORTANT NOTICE

ABERDEEN STANDARD INVESTMENTS

Re: Aberdeen Total Return Bond Fund

Dear Shareholder:

We have tried unsuccessfully to contact you, whether by mail or by phone, regarding a very important matter concerning your investment in the Aberdeen Total Return Bond Fund. This matter pertains to an important operating initiative for the Fund for which we need your consideration and response. The deadline to hear from you is 1:00 p.m. Eastern Time on September 30, 2021.

It is very important that we speak to you regarding this matter.  Please call toll-free at (888) 628-9011 between 9:00 a.m. and 10:00 p.m. Eastern Time, Monday through Friday, or 10:00 a.m. to 6:00 p.m. Eastern Time on Saturday.  At the time of the call, please reference the Investor ID listed below.

INVESTOR PROFILE:
Investor ID:	Security ID:
Shares Owned:	Household ID:

There is no confidential information required and the call will only take a few moments of your time.  Please contact us as soon as possible.

Thank you for your time and consideration.

Sincerely,

Ben Moser

Head of Investor Services

OFFICIAL BUSINESS This is not a scam, fraud or a scheme.  This document relates to your investment in Aberdeen Total Return Bond Fund.

IMPORTANT NOTICE

ABERDEEN TOTAL RETURN BOND FUND

Dear Shareholder,

Please take a minute to read this letter. We are in need of your help today. Your investment in the Aberdeen Total Return Bond Fund is in urgent need of your assistance and time is running out. The special meeting of shareholders of the Fund that originally scheduled for September 9, 2021, was adjourned to September 30, 2021.  We are still waiting for your vote. PLEASE help us to avoid the cost on additional follow-up messages by casting your vote today.

Proposals (further details for each proposal are included in the proxy statement):

1.             Tax Free Reorganization

2.             Liquidation of the Fund

3.             Adjourn the Meeting

Background:

Aberdeen Standard Investments Inc. (“ASII”), the investment adviser to the Total Return Bond Fund and the Global Absolute Return Strategies Fund (together, the “Funds”), has informed the Board of Aberdeen Investment Funds (the “Board”) that it will no longer offer the investment strategy pursued by the Total Return Bond Fund. As a result of this development, ASII recommended to the Board, and the Board concluded, that it would no longer be in the best interests of the Total Return Bond Fund and its shareholders to continue to operate the Fund in its current form.  For these reasons, among others, the Board believes that it would be in the best interests of shareholders to offer shareholders a choice of a tax-free reorganization as an alternative to a complete liquidation of the Target Fund.

Regardless of your preference, It is critical that we receive your response so that we address the operational requirements of either proposed plan.

For further information about the proposals, please refer to the proxy statement, which can be found at https://vote.proxyonline.com/aberdeen/docs/trbspecial.pdf

If you have any proxy related questions or would like to cast your proxy vote by phone, call (888) 628-9011 for assistance. Representatives are available to you Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Best regards,

Ben Moser

Head of Investor Services

Three convenient voting methods . . .

Please vote TODAY so that your vote may be recorded prior to the special meeting on September 30, 2021. Even an Abstain vote will help the Fund to reach the required quorum to hold the shareholder meeting.

1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free (888) 628-9011. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

2. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

3. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

NOBO/Reg

IMPORTANT NOTICE

ABERDEEN TOTAL RETURN BOND FUND

Dear Shareholder,

Please take a minute to read this letter. We are in need of your help today. Your investment in the Aberdeen Total Return Bond Fund is in urgent need of your assistance and time is running out. The special meeting of shareholders of the Fund that originally scheduled for September 9, 2021, was adjourned to September 30, 2021.  We are still waiting for your vote. PLEASE help us to avoid the cost on additional follow-up messages by casting your vote today.

Proposals (further details for each proposal are included in the proxy statement):

1.             Tax Free Reorganization

2.             Liquidation of the Fund

3.             Adjourn the Meeting

Background:

Aberdeen Standard Investments Inc. (“ASII”), the investment adviser to the Total Return Bond Fund and the Global Absolute Return Strategies Fund (together, the “Funds”), has informed the Board of Aberdeen Investment Funds (the “Board”) that it will no longer offer the investment strategy pursued by the Total Return Bond Fund. As a result of this development, ASII recommended to the Board, and the Board concluded, that it would no longer be in the best interests of the Total Return Bond Fund and its shareholders to continue to operate the Fund in its current form.  For these reasons, among others, the Board believes that it would be in the best interests of shareholders to offer shareholders a choice of a tax-free reorganization as an alternative to a complete liquidation of the Target Fund.

Regardless of your preference, It is critical that we receive your response so that we address the operational requirements of either proposed plan.

For further information about the proposals, please refer to the proxy statement, which can be found at https://vote.proxyonline.com/aberdeen/docs/trbspecial.pdf

If you have any proxy related questions, call (888) 628-9011 for assistance. Representatives are available to you Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Best regards,

Ben Moser

Head of Investor Services

Two convenient voting methods . . .

Please vote TODAY so that your vote may be recorded prior to the special meeting on September 30, 2021. Even an Abstain vote will help the Fund to reach the required quorum to hold the shareholder meeting.

1. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

2. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

OBO